Edesa Biotech, Inc.

100 Spy Court

Markham, Ontario, Canada L3R 5H6

March 7, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Edesa Biotech, Inc.

Registration Statement on Form S-3 (File No. 333-285539)

Filed on March 4, 2025

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Edesa Biotech, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:05 p.m., Eastern Time, on March 11, 2025, or as soon as practicable thereafter.

Please call Tracy Buffer of Lowenstein Sandler LLP at (973) 597-2434 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

EDESA BIOTECH, INC.

By: /s/ Stephen Lemieux
Name: Stephen Lemieux
Title: Chief Financial Officer